15047798

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[illegible] D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 194

SEC FILE NUMBER
8-67901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIVINGSTON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, Suite 223

New York	N Y	10022-7519
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott B. Livingston 212-520-8481 (Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name - if individual, state last. first. middle name)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

KH 3/14

OATH OR AFFIRMATION

I, Scott B. Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Livingston Securities, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Diane M. Venezia
Notary Public

DIANE M. VENEZIA
Notary Public, State of New York
No. 01V...6033839
Qualified in ... County
Commission Expires ... 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Livingston Securities, LLC

Statement of Financial Condition
December 31, 2014

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Livingston Securities LLC

Contents

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Livingston Securities, LLC

We have audited the accompanying statement of financial condition of Livingston Securities, LLC (the "Company") as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2015

Livingston Securities LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$257,538
Clearing deposit	100,000
Commission receivable	43,002
Due from related parties (Note 5)	51,557
Fees receivable	26,000
Securities owned (Notes 2 and 3)	5,700
Property and equipment, net	5,795
Other current assets	18,592
	$ 508,184
Liabilities and Members'Equity	
Liabilities:	
Accounts payable	$23,496
Income tax payable	1,085
Due to related parties (Note 5)	7,500
Deferred revenue	6,000
Total Liabilities	**38,081**
Commitment and Contingencies (Note 5)	
Members'Equity	**470,103**
	$ 508,184

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting policies

Organization and business

Livingston Securities, LLC (the "Company") is a New York limited liability company formed on February 21, 2008. The Company conducts a securities and investment banking business in which it purchases and sells securities on behalf of its clients. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of The Livingston Group of Companies, LLC (the "Parent"). In addition, the Company is affiliated with Livingston Services, LLC (the "Related Entity") which is also a wholly owned subsidiary of its Parent.

Revenue recognition

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Consulting revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2014, management believes all receivables to be fully collectible.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Organization and Significant Accounting policies (continued)

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its member is taxed on its respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Furniture and equipment

Furniture and equipment is stated at cost and depreciated using the straight line method over the estimated useful lives of three years.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Note 1 - Organization and Significant Accounting policies (continued)

Basis of Accounting and Trading and Valuation of Securities (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Note 2 - Securities Owned

At December 31, 2014, securities owned, at fair market value of $5,700 (its quoted market value), consist of NASDAQ shares.

Note 3 - Fair Value of Financial Instruments

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under Fair Value Measurement:

Assets utilizing Level 1 inputs include equities traded in an active market, which amounted to $5,700. There are no liabilities utilizing Level 1 inputs.

There are no assets or liabilities utilizing level 2 inputs.

There are no assets or liabilities utilizing level 3 inputs.

For a more detailed discussion regarding the fair value hierarchy, see Note 1 Significant Accounting Policies.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital of $367,304 and net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.10 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 5 - Commitments and Related Party Transactions

The Company is provided office space and facilities from its Related Entity under an expense sharing agreement. Under the agreement the Company is required to reimburse the Related Entity 90% of the costs to utilize common office space, personnel and administrative services. The Company incurred a total of $120,208 to this related entity for the year ended December 31, 2014.

The Company has a receivable of $51,557 from the Related Entity and has a payable of $7,500 to its Parent as of December 31, 2014.

Note 6 - Financial Instruments, Off-Balance Sheet Risk and Contingencies

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, clearing deposit, commission receivable, due from related parties, fees receivable, other assets, accounts payable, due to related parties and deferred revenue are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has cash in a bank in excess of the FDIC insurance coverage of $250,000. At December 31, 2014, the Company had $7,538 in excess of this requirement which is subject to loss should the bank cease operations.

Note 7 - Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.